Exhibit 99.7

Execution Copy

UNDERWRITING AGREEMENT

February 25, 2014

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attention:	Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

CIBC World Markets Inc. (“CIBC”), TD Securities Inc. (“TD Securities”, and together with CIBC, the “Joint Bookrunners”), BMO Nesbitt Burns Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Cormark Securities Inc. (individually, an “Underwriter” and collectively, the “Underwriters”) understand that Algonquin Power & Utilities Corp. (the “Corporation”) proposes to issue and sell 4,000,000 Series D Shares (as hereinafter defined) at a price of $25.00 per Series D Share, payable at the Time of Closing (as hereinafter defined) for an aggregate purchase price of $100,000,000 (the “Purchase Price”). Pursuant to the terms of this agreement, the Underwriters hereby severally, and not jointly or jointly and severally, offer to purchase from the Corporation, and by its acceptance of the offer made by this agreement, the Corporation agrees to sell to the Underwriters, at the Closing (as hereinafter defined) 4,000,000 Series D Shares (the “Purchased Securities”) at the Purchase Price (the “Offering”).

We also understand that the Corporation has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of subscription receipts, common shares and preferred shares of any series in each of the Qualifying Jurisdictions (as hereinafter defined) and is prepared:

(a)	to authorize and issue the Purchased Securities; and

(b)	to prepare and file, without delay, a prospectus supplement (the “Prospectus Supplement”) to the Base Prospectus, in both the English and French languages and all necessary related documents in order to qualify the distribution of the Purchased Securities in each of the Qualifying Jurisdictions.

The Corporation shall pay to the Underwriters a fee (the “Commission”) at the Time of Closing (as hereinafter defined) equal to (i) 1.0% of the aggregate gross proceeds of Purchased Securities (as hereinafter defined) sold to exempt institutions, and (ii) 3.0% of the aggregate gross proceeds of the sale of Purchased Securities to any Purchaser (as hereinafter defined) other than any exempt institution, in consideration of the services to be rendered by the Underwriters in connection with such distributions, including, without limitation, acting as financial advisor to the Corporation in the preparation of documentation relating to the sale of the Purchased Securities; assisting the Corporation in connection with the preparation and finalization of the Prospectus Supplement (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this agreement (collectively, the “Underwriters’ Fee”).

The Purchased Securities will be offered for sale at an initial offering price not exceeding the price per security specified on the cover page of the Prospectus Supplement (as hereinafter defined), provided that after the Underwriters have made a reasonable effort to sell all of the Purchased Securities at such price, the Underwriters may subsequently reduce the offering price of the Purchased Securities from time to time in order to sell any of the Purchased Securities remaining unsold. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each selling firm. Any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax or harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:

ARTICLE I

DEFINITIONS

In this agreement, in addition to the terms defined above or elsewhere in this agreement, the following terms shall have the following meanings:

“Algonquin Companies” means those corporations set out on pages two to nine of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Partnerships” means those partnerships set out on pages two to nine of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Securities” means collectively, the securities (as such term is defined in the Securities Act (Ontario)) which are outstanding in each of the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts , the U.S. Wind Portfolio Entities (excluding SponsorCo and Wind Portfolio Holdings, LLC), 60% of the securities in SponsorCo, and the class B units of Wind Portfolio Holdings, LLC;

“Algonquin Trusts” means those trusts set out on pages two to nine of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Annual Information Form” means the annual information form of the Corporation dated March 28, 2013;

“Applicable Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Securities Commissions in the Qualifying Jurisdictions;

“Base Prospectus” means the English and French language versions (unless the context indicates otherwise) of the short form base shelf prospectus of the Corporation dated February 18, 2014, filed with the Securities Commissions in connection with the qualification for distribution of the Corporation’s subscription receipts, Common Shares and preferred shares of any series in each of the Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Business Day” means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario;

“Closing” means the completion of the purchase of the Purchased Securities;

“Closing Date” means the date on which the purchase of the Purchased Securities will be completed which is scheduled for March 5, 2014 or such later date as the Corporation and the Underwriters mutually agree;

“Common Shares” means common shares of the Corporation;

“DBRS” means DBRS Limited;

“distribution” and “distribution to the public” have the meaning as those terms are defined in Applicable Securities Laws and the term “misrepresentation” has the meaning ascribed to it in Applicable Securities Laws;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Prospectus or Prospectus Amendment, including any other document prepared by the Corporation and filed with the Securities Commissions after the date of this agreement and before the completion of the distribution of the Offered Securities that is of a type that is required to be incorporated by reference in the Prospectus or Prospectus Amendment pursuant to NI 44-101;

“Exchange” means the Toronto Stock Exchange;

“Jurisdictions” means, collectively, the Qualifying Jurisdictions and such other jurisdictions as may be agreed to by the Corporation and the Underwriters;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements of the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators and National Policy 11-202– Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Prospectus” means, collectively, the Base Prospectus and the Prospectus Supplement, including the documents incorporated or deemed to be incorporated by reference therein but not including any prospectus supplement other than the Prospectus Supplement;

“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to the Prospectus;

“Prospectus Supplement” means the English and French language versions of the prospectus supplement of the Corporation to be filed with the Securities Commissions, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities in each of the Qualifying Jurisdictions;

“Purchasers” means purchasers of Purchased Securities;

“Qualifying Jurisdictions” means each of the provinces of Canada;

“Securities Commissions” mean, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions and any other applicable securities regulatory authority in each other Jurisdiction;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning ascribed thereto in Section 5.1(a);

“Series D Marketing Materials” means the written documents that constitute the Template Version of Marketing Materials that are required to be filed with the Securities Commissions or other regulatory bodies in the Qualifying Jurisdictions in accordance with NI 44-102;

“Series A Shares” means Cumulative Rate Reset Preferred Shares, Series A in the capital of the Corporation;

“Series C Shares” means Cumulative Rate Reset Preferred Shares, Series C in the capital of the Corporation;

“Series D Shares” means Cumulative Rate Reset Preferred Shares, Series D in the capital of the Corporation;

“Series E Shares” has the meaning ascribed thereto in Section 7.1(f);

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Sponsorco” means Wind Portfolio Sponsorco, LLC;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

“S&P” means Standard & Poor’s, a division of the McGraw Hill Companies, Inc.;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Template Version” has the meaning ascribed thereto in NI 41-101;

“Time of Closing” means 8:00 a.m. (Toronto Time) on the Closing Date; and

“U.S. Wind Portfolio Entities” means, collectively, Sponsorco, Wind Portfolio Holdings, LLC, Wind Energy Portfolio Holdings I, LLC, Sandy Ridge Wind, LLC, Minonk Wind, LLC and Senate Wind, LLC.

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.

ARTICLE II

FILING OF PROSPECTUS

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that it has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under Applicable Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a final receipt dated February 19, 2014 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Qualifying Jurisdictions have been issued or deemed to be issued (the “Final Receipt”).

2.2	The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Toronto time) on February 25, 2014 (or such later date and time as may be agreed to in writing by the Joint Bookrunners), the Prospectus Supplement and all such other documents as are required under Applicable Securities Laws (in English and, as required, in French) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Jurisdictions.

2.3	The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of the Prospectus Supplement and such other documents as may be required under Applicable Securities Laws to qualify the distribution of the Purchased Securities in the Qualifying Jurisdictions and to allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require in order to:

(a)	fulfill the Underwriters’ obligations as underwriters; and

(b)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

ARTICLE III

DELIVERY OF THE PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	on the date hereof, copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions and copies of all documents or information incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Applicable Securities Laws; and

(ii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR;

(c)	as soon as they are available and during the period of distribution of the Purchased Securities, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under Applicable Securities Laws, signed as required by Applicable Securities Laws;

(d)	as soon as they are available and during the period of distribution of the Purchased Securities, copies of any documents incorporated by reference in, or exhibits to, the Base Prospectus, the Prospectus Supplement, any Prospectus Amendment or any amendment to any of them which have not been previously delivered to the Underwriters or are not otherwise available on SEDAR;

(e)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this Section 3.1:

(i)

an opinion of each of Ernst & Young LLP, Toronto, Ontario and KPMG LLP, Toronto, Ontario, being the current and former auditors of the Corporation, dated the date of the Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Corporation and the related auditors’ report contained in the Prospectus, and the French language version of financial information contained in the Prospectus, which is derived from such consolidated financial statements and notes thereto (collectively, the “Financial Information”) is, in all material respects, a complete and accurate translation of the English language version thereof;

(ii)	an opinion of counsel for the Corporation in the Province of Quebec, acceptable to the Underwriters, acting reasonably, dated the date of the Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Prospectus, the French language version of the Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(f)	at the time of filing with the Securities Commissions of the Prospectus Supplement or any Prospectus Amendment, as the case may be, a comfort letter from each of Ernst & Young LLP, Toronto, Ontario and KPMG LLP, Toronto, Ontario, being the current and former the auditors of the Corporation, dated the date of the Prospectus Supplement or any Prospectus Amendment, as the case may be, with a cut-off date for investigation not more than two Business Days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial information and statistical and accounting data relating to the Corporation contained in the Prospectus or any Prospectus Amendment, or incorporated by reference therein, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities.

3.2	The delivery to the Underwriters of the filed Prospectus Supplement shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)	the information and statements contained in the Base Prospectus and the Prospectus Supplement, as the case may be, and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Securities; and

(b)	neither the Base Prospectus nor the Prospectus Supplement, as the case may be, contains a misrepresentation within the meaning of Applicable Securities Laws. Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement by the Underwriters in connection with the distribution of the Purchased Securities in the Qualifying Jurisdictions.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions and incorporated by reference into the Base Prospectus, conformed in all material respects to the requirements of Applicable Securities Laws; and any further documents so filed and incorporated by reference in the Base Prospectus or any amendment or supplement thereto during the period of distribution of the Purchased Securities, when such documents are filed with the Securities Commissions, will conform in all material respects to the requirements of Applicable Securities Laws, as applicable; and

(b)	on the date first filed, the Base Prospectus did and, when supplemented by the Prospectus Supplement, will, and at the Time of Closing the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Applicable Securities Laws; the Base Prospectus as of its filing date did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Base Prospectus as supplemented by the Prospectus Supplement will not, as of the filing date of the Prospectus Supplement and as of the Time of Closing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion in the Base Prospectus or the Prospectus Supplement.

ARTICLE IV

COMMERCIAL COPIES OF PROSPECTUS SUPPLEMENT

4.1	The Corporation shall deliver to the Underwriters, as soon as practicable and in any event no later than noon (Toronto time) on the Business Day following the date of the filing of the Prospectus Supplement with the Securities Commissions, at offices designated by the Underwriters in the city where printing occurs, such number of commercial copies of the Prospectus Supplement as the Underwriters may reasonably request by instructions to the printer thereof given no later than the Business Day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Prospectus Supplement. The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement in such numbers and at such offices in such other cities as the Underwriters may reasonably request from time to time.

4.2

The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities reasonably designated by the Underwriters, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus or Prospectus Supplement and of any Supplementary Material or any Prospectus Amendment which the Underwriters may from time to time reasonably request.

ARTICLE V

COVENANTS OF THE UNDERWRITERS

5.1	Each Underwriter severally covenants with the Corporation that it shall:

(a)	conduct its activities in attempting to sell the Purchased Securities, directly and through other registered dealers (or other dealers duly qualified in their respective jurisdictions) (the “Selling Firms”) in compliance with all relevant laws and regulatory requirements;

(b)	not be liable to the Corporation under this Section 5.1 with respect to a default by another Underwriter (or another Selling Firm that is not an affiliate of such Underwriter);

(c)	deliver one copy of the Prospectus to each Purchaser or prospective purchaser of Purchased Securities;

(d)	offer and cause the Selling Firms to offer the Purchased Securities for sale to the public and sell the Purchased Securities only in those Jurisdictions where they may lawfully be offered for sale;

(e)	from the date of commencement of the distribution of the Purchased Securities to the date such distribution ceases, each Underwriter and Selling Firm (i) will not make use of any “bluesheet” or provide any other Marketing Materials other than the Series D Marketing Materials in respect of the Purchased Securities without the approval of the Corporation and no “standard term sheet” (as defined in NI 41-101) in respect of the Purchased Securities will be provided by them to any potential investors of the Purchased Securities without the approval of the Corporation; and (ii) will provide a copy of the Base Prospectus to each potential investor of the Purchased Securities who receives the Series D Marketing Materials; and

(f)	use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and cause the Selling Firms to complete, the distribution of the Purchased Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters’ opinion, the distribution of the Purchased Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Purchased Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

ARTICLE VI

NOTICE OF MATERIAL CHANGE

6.1	During the period of distribution to the public of the Purchased Securities, which shall be the period from the date hereof to the date upon which the Corporation has received the notice of termination contemplated in Section 11.1 or the notice that distribution has ceased contemplated in Section 5.1(f) hereof, whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(a)	any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document; and

(b)	any change in a material fact in the Prospectus or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(i)	to render the Prospectus or the Supplementary Material misleading or untrue;

(ii)	would result in the Prospectus or the Supplementary Material not complying with Applicable Securities Laws;

(iii)	would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or the Common Shares or which would restrict or prevent the trading of the Purchased Securities or the Common Shares; or

(iv)	would be material to a prospective purchaser of the Purchased Securities.

(c)	In any such case described in Section 6.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Purchased Securities in the Qualifying Jurisdictions as contemplated hereunder.

(d)	The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 6.1.

ARTICLE VII

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

7.1	The Corporation hereby represents, warrants and covenants to and with the Underwriters, that:

(a)	the Corporation has been duly organized as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Purchased Securities, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities;

(b)	the Corporation is, and will be, at the Time of Closing a reporting issuer not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(c)	the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this agreement will not cause the Final Receipt to no longer be effective;

(d)	except as contemplated hereby and as previously publicly disclosed in documents filed on SEDAR, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether preemptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Purchased Securities;

(e)	the execution and delivery of this agreement, the fulfillment of the terms hereof and the issue, sale and delivery on the Closing Date of the Purchased Securities do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Corporation or any indenture, agreement or other instrument to which the Corporation is a party or by which the Corporation is contractually bound or any law or regulation binding upon the Corporation;

(f)	the Purchased Securities and the Cumulative Floating Rate First Preferred Shares, Series E (“Series E Shares”) of the Corporation (into which the Series D Shares are convertible in accordance with their terms) will be listed and posted for trading on the Exchange at the Time of Closing;

(g)	the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Purchased Securities;

(h)	the Corporation (i) has been duly incorporated under the Canada Business Corporations Act and is and will be at the Time of Closing up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to execute and deliver and perform its obligations under this agreement and to carry out the provisions of this agreement and to invest the funds of the Corporation in accordance with the Prospectus, as amended; and (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(i)	The Series D Shares are provisionally rated Pfd-3 (low) by DBRS and P-3 (high) by S&P;

(j)	Canadian Share Transfer Company, as administrative agent for CIBC Mellon Trust Company (the “Transfer Agent”), at its principal offices in the City of Toronto, is the duly appointed registrar and transfer agent of the Purchased Securities and Series E Shares;

(k)	the Corporation has elected or will elect, in the manner and within the time provided under section 191.2 of the Tax Act, to pay tax at a rate, and take all other necessary action under the Tax Act, such that no holder of the Series D Shares or Series E Shares shall be required to pay Part IV.1 tax on dividends received on the Series D Shares or Series E Shares under section 187.2 of the Tax Act;

(l)	except as previously disclosed in writing to the Underwriters or their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, the Corporation, and to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively: (A) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and (B) holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and, except as disclosed in the Prospectus, as amended, none of the same contains any term, provision, condition or limitation which has or may have a materially adverse effect on the operation of its business as now carried on or as proposed to be carried on;

(m)	the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist, of an unlimited number Common Shares and an unlimited number of preferred shares issuable in series (including the Series D Shares and the Series E Shares) of which, 206,856,270 Common Shares, 4,800,000 Series A Shares, and 100 Series C Shares are validly issued and outstanding as fully paid and non-assessable as of February 24, 2014. At the Time of Closing, assuming no exercise of outstanding stock options and excluding any Common Shares issuable pursuant to the Corporation’s employee share purchase plan (as amended from time to time), 206,856,270 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares and 4,000,000 Series D Shares will be duly and validly issued and outstanding as fully paid and non-assessable;

(n)	when issued upon conversion of the Series D Shares, the Series E Shares will be duly and validly issued as fully paid and non-assessable;

(o)	the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Purchased Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of any indenture, agreement or instrument to which the Corporation is a party or by which the Corporation will be contractually bound at the Time of Closing; or

(ii)	any laws of Canada or the Province of Ontario or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation;

(p)	the execution and delivery of this agreement by the Corporation and the fulfillment of the terms hereof by the Corporation, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof); or

(ii)	any laws of any jurisdiction in which any of it or its affiliates carries on business or owns any assets or any judgment, order or decree of any governmental body, agency or court having jurisdiction over it and the affiliate;

(q)	there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect either the Corporation or the condition (financial or otherwise) of the Corporation or which questions the validity of the issuance of the Purchased Securities or of any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(r)

prior to the Time of Closing, each of the Algonquin Companies is a corporation duly incorporated and organized and validly existing under its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets required such qualification, and has, or will have at the Time of Closing, all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(s)	the Corporation is in compliance with all covenants under, and no material default on the part of the Corporation exists under, or as a result of any of the transactions described in the Prospectus, which in any case significantly adversely affects, or would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities, or would reasonably be expected to have a significant adverse effect on the market price or value of the issued and outstanding Common Shares;

(t)	the audited consolidated balance sheets of the Corporation as at December 31, 2012 and 2011 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(u)	the interim financial statements of the Corporation for the three and nine months ended September 30, 2013 and 2012 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(v)	the audited consolidated balance sheets of Granite State Electric Company as at March 31, 2012 and 2011 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(w)	the interim financial statements of Granite State Electric Company for the quarters ended June 30, 2012 and 2011 and March 31, 2012 and 2011, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(x)	the audited consolidated balance sheets of EnergyNorth Natural Gas Inc. as at March 31, 2012 and 2011 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(y)	the interim financial statements of EnergyNorth Natural Gas Inc. for the quarters ended June 30, 2012 and 2011 and March 31, 2012 and 2011, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(z)	other than as disclosed to the Underwriters or as set forth in the Prospectus or any Supplementary Material, pursuant to indemnities granted in favour of the directors and officers of Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favour of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets by the Corporation or its subsidiary entities, the senior credit facility obtained by Algonquin Power Co. and, except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies nor the Algonquin Trusts and to the best of the knowledge of the Corporation, after due inquiry, the Algonquin Partnerships: (i) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; nor (ii) are they subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(aa)	each of the Algonquin Partnerships and Algonquin Trusts is a partnership or trust, whichever the case may be, duly formed, organized and validly existing under its governing jurisdiction;

(bb)	to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively, has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(cc)	except as previously disclosed in writing to the Underwriters or their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, to the best of the knowledge of the Corporation, after due inquiry, each facility and project in which the Corporation has an economic interest as described in the Prospectus (the “Facilities”) is in possession of all material Permits required under existing law for the construction and/or operation of the facility and each Permit has been obtained, is in full force and effect and to their knowledge does not require amendment;

(dd)	to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectus, each of the parties identified in the Prospectus as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as described in the Prospectus;

(ee)	to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectus, any and all agreements pursuant to which the Corporation, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts hold direct or indirect interests in the Facilities are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (subject to usual qualifications on enforceability), such parties are not in material default of any of the provisions of any such agreements nor has any such default been alleged and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases pursuant to which such parties derive their interest in such assets are in good standing and there has been no material default under any such leases and all realty or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(ff)	in each case, except as disclosed in writing to the Underwriters and their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with good and prudent practice in the independent power production industry, with reasonable deductibles; and, to the best of their knowledge such Facilities were constructed in accordance with their plans and specifications and all building permits properly issued therefor and in compliance with all applicable building and zoning by-laws; and, to the best of their knowledge: there are no material defects in such Facilities; and there are no outstanding work orders or deficiency notices of a material nature relating to such Facilities or to the best of their knowledge with respect to the Facilities to be acquired from or required by any governmental, federal, provincial or municipal authority including, without limitation, any work orders or notices alleging violation of any environmental, health or safety statute or regulation or, to the best of their knowledge any matters under discussion with any such authorities relating to such matters; and, to the best of the knowledge of the Corporation, after due inquiry, such Facilities and all electric generating equipment and chattels required for the effective operation of such Facilities, are in good operating condition and are in a state of good repair and maintenance;

(gg)	there has not been any reportable event (as defined in National Instrument 51- 102 – Continuous Disclosure Obligations) with the auditors of the Corporation;

(hh)	the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations nor is it proposing any “proposed acquisition” (as such term is used in Item 10 of Form 44-101F1 to NI 44-101) other than as disclosed in the Prospectus or any Prospectus Amendment, that in any such case would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus;

(ii)	the attributes and characteristics of the Series D Shares and Series E Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectus;

(jj)	if declared by the board of directors of the Corporation:

(i)	cash dividends in the amount of $0.085 per common share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on or about January 15, 2014 for which the record date is on or about December 31, 2013;

(ii)	cash dividends in the amount of $0.28125 per Series A Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on the last day of March, June, September and December; and

(iii)	cash dividends in the amount of approximately 1% per Series C Share based upon an agreed dividend payment schedule, subject to adjustment based upon the Consumer Price Index, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on April 1, July 1, October 1, and January 1.

7.2	The Corporation covenants and agrees with and in favour of the Underwriters, that the proceeds received by the Corporation will be used for the purposes described in the Prospectus Supplement.

7.3	The Corporation covenants and agrees to use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Purchased Securities.

7.4	The Corporation shall not, for a period of 90 days after the Closing Date, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Series D Shares or any other securities with provisions or characteristics similar to the Series D Shares, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, which consent is not to be unreasonably withheld.

ARTICLE VIII

CONDITIONS OF CLOSING

8.1	The purchase and sale of the Purchased Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (e) and (f) may be waived in writing in whole or in part by the Underwriters:

(a)	the Corporation will have made or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Commissions and the Exchange required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)	the directors of the Corporation shall have authorized and approved this agreement, the issuance of the Purchased Securities, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)	it shall be the case that, and the Corporation will deliver to the Underwriters a certificate and covenant of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to their counsel, Bennett Jones LLP, certifying that:

(i)	except as otherwise publicly disclosed, the Prospectus is true and correct in all material respects and contain no misrepresentation;

(ii)	except as otherwise publicly disclosed, no material adverse change in the assets, liabilities, financial position or business of the Corporation has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectus Supplement;

(iii)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Securities or the trading of any of the Corporation’s issued securities has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)	the Corporation is a “reporting issuer” not in default of any requirement under Applicable Securities Laws, is eligible in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Securities Commissions at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	it has complied with all covenants, terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of its representations and warranties contained herein are true and correct as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may request, acting reasonably.

(d)	the Corporation will have caused favorable legal opinions to be delivered by its counsel, Blake, Cassels & Graydon LLP, dated the Closing Date addressed to the Underwriters and its counsel, Bennett Jones LLP, with respect to those matters identified in Schedule “C” hereto and as to such other matters as the Underwriters may reasonably request, acceptable to the Underwriters’ counsel, Bennett Jones LLP, acting reasonably;

(e)	the Corporation will deliver to the Underwriters a favourable legal opinion from its in-house or external legal counsel addressed to the Underwriters and their counsel, Bennett Jones LLP, and dated the Closing Date in form satisfactory to Bennett Jones LLP that each of Liberty Utilities (Canada) Corp., Liberty Utilities Co., Liberty Energy Utilities Co., Liberty Water Co., Liberty Energy (Georgia) Corp., Algonquin Holdco Inc., Algonquin Power Fund (Canada) Inc., Algonquin Power Fund (America) Inc., Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust (collectively, the “Algonquin Entities”), subject to any recording of a pledge thereof pursuant to the security relating to the senior credit facility of Algonquin Power Co., each of the parties identified in the Prospectus as holding title to the Algonquin Securities of the Algonquin Entities at the Time of Closing is, in the case of Algonquin Securities which are shares, shown in the shareholders’ register of such company as the registered holder thereof, and, in the case of the Algonquin Securities which are unitholder interests in a trust, shown in the trusts’ register of such trust as the registered unitholder thereof;

(f)	the Corporation will deliver to the Underwriters a letter dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from each of Ernst & Young LLP and KPMG LLP confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 3.1(f) with such changes as may be necessary to bring information in such letter forward to a date not more than two (2) business days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(g)	that the Purchased Securities and the Series E Shares shall have been conditionally approved for listing and posting for trading on the Exchange subject to the satisfaction by the Corporation of the filing and other requirements of such Exchange.

8.2	The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Time of Closing will also be addressed to Purchasers.

8.3	In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the filing of the Prospectus, as the Underwriters may reasonably require.

ARTICLE IX

CLOSING

9.1	The purchase of the Purchased Securities (the “Closing”) will be completed at the offices of counsel to the Corporation, Blake, Cassels & Graydon LLP, at 40th Floor, Commerce Court West, Toronto, Ontario, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions of Closing” by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article 10 and Article 12.

9.2	At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	a book-entry only form of certificate representing the Purchased Securities registered in the name of “CDS & Co.” against payment to the Corporation, or as the Corporation may otherwise direct to the Underwriters in writing not less than 48 hours prior to the Time of Closing, of the Purchase Price net of the Underwriters’ Fee by wire transfer;

(b)	the requisite legal opinions and certificate(s) as contemplated above;

(c)	a letter from each of DBRS and S&P dated the business day before the Closing Date confirming that the Series D Shares are then rated Pfd-3 (low) or better by DBRS and P-3 (high) or better by S&P;

(d)	evidence satisfactory to the Underwriters and their legal counsel, Bennett Jones LLP, indicating that the Purchased Securities and Series E Shares have been listed for trading on the Exchange; and

(e)	such further documentation as may be contemplated herein.

9.3	All terms and conditions of this offer set forth under “Conditions of Closing” shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Purchased Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE X

INDEMNITY AND CONTRIBUTION

The Corporation will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents (the “Indemnified Parties”) against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule “B”, whether or not the transaction herein contemplated shall be completed.

ARTICLE XI

TERMINATION RIGHTS

11.1	In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Series D Shares is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any Securities Commission, any stock exchange (including the Exchange) or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, action, suit, investigation (whether formal or informal) is commenced, announced or any order or ruling is issued under or pursuant to any statute of Canada or any province of Canada, or of the United States or any state thereof or any other jurisdiction or by any official of any stock exchange or by any other regulatory authority or there is a change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in each case in the reasonable opinion of the Underwriter prevents or operates to prevent or restrict the distribution of, trading in, or marketability of the Series D Shares;

(c)	there should occur or be discovered any change as is contemplated by Section 6.1(b) or any information or fact regarding the Corporation, Algonquin Companies, Algonquin Partnerships or Algonquin Trusts which was not publicly disclosed as of the date of this agreement is disclosed, which, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value or profitable marketability of the Series D Shares or other securities of the Corporation;

(d)	there shall be any adverse change in the assigned ratings of the Series D Shares by DBRS or S&P, or DBRS or S&P shall place the Corporation or any of the securities of the Corporation on credit watch or shall publicly announce that it has under surveillance or review, with possible negative implications, its rating of the Series D Shares;

(e)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this agreement;

(f)	there shall occur any event or change (actual, imminent or reasonably expected), or any development, including a prospective event or change, financial or otherwise, in the business, prospects, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Corporation’s subsidiaries (on a consolidated basis) which, in the Underwriters’ opinion, would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or other securities of the Corporation;

(g)	any Underwriter fails to purchase at the Closing Date its applicable percentage of the Purchased Securities as set out in this agreement provided the terminating Underwriter is not in default of its obligations under this agreement;

(h)	there should develop, occur or come into effect or existence any event, action or occurrence of national or international consequence or any government law or regulation, state, condition or major financial occurrence which, in the opinion of the Underwriters’ (or any one of them), acting reasonably, seriously and adversely affects, or would seriously and adversely affect, the financial markets generally or the business, prospects, operations or affairs of the Corporation and its subsidiaries (on a consolidated basis); or

(i)	the Underwriters shall become aware of any material adverse information or fact with respect to the Corporation or the Corporation’s subsidiaries which had not been publicly disclosed prior to the date of this agreement, which in the opinion of the Underwriters’ (or any one of them), acting reasonably, would seriously adversely affect the value or market price of the Series D Shares or other securities of the Corporation.

The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 11.1 (any such notice, a “Termination Condition Existence Notice”). If the Underwriters wish to exercise their termination rights under this Section 11.1, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this agreement.

11.2	The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a), (b), (c), (d), (e) or (f) of Section 11.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

11.3	The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this agreement.

11.4	The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in Article 15.

ARTICLE XII

EXPENSES

Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Purchased Securities shall be borne by the Corporation, including, without limitation: printing costs, filing fees, costs of the Corporation’s legal and accounting advisors in connection with the preparation of the Prospectus, all out of pocket expenses of the Underwriters, cost of the certificates and fees of the Transfer Agent. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Purchased Securities is not completed due to any failure of the Corporation to comply with the terms of this agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

ARTICLE XIII

AUTHORITY OF JOINT BOOKRUNNERS

The Joint Bookrunners are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this agreement or any agreement entered into by or on behalf of the Underwriters by the Joint Bookrunners, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (a) a notice of termination pursuant to Section 11.1, which notice may be given by any of the Underwriters; (b) any waiver pursuant to Section 11.4, which waiver must be signed by all of the Underwriters; or (c) any matter relating to the indemnity and contribution provisions set forth in Article 10 and Schedule B hereto. The Joint Bookrunners shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

ARTICLE XIV

SEVERAL OBLIGATIONS

14.1	The Underwriters’ entitlement to purchase the Purchased Securities at the Closing shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Purchased Securities:

CIBC World Markets Inc.(1)(2)	17.5%
TD Securities Inc. (1)(2)	17.5%
BMO Nesbitt Burns Inc.	11%
Desjardins Securities Inc.	11%
National Bank Financial Inc.	11%
RBC Dominion Securities Inc.	11%
Scotia Capital Inc.	11%
Canaccord Genuity Corp.	8%
Cormark Securities Inc.	2%

TOTAL	100.0%

1.	Joint Bookrunners
2.	5.0% work fee split equally between CIBC World Markets Inc. and TD Securities Inc.

14.2	If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Purchased Securities at the Time of Closing, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a pro-rata basis all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Time of Closing. Nothing in this Section 14.2 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation. After the Underwriters have made reasonable efforts to sell all the Series D Shares at the offering price, the Underwriters may sell the Series D Shares to the public at prices below the offering price.

ARTICLE XV

NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:
Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario L6H 7H7

	Attention:	Mr. Ian E. Robertson
	Telecopy:	(905) 465-4540
	Email:	ian.robertson@algonquinpower.com

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

	Attention:	Mr. R. Kenneth S. Pearce
	Telecopy:	(416) 863-2653
	Email:	kenneth.pearce@blakes.com

(b)	If to the Underwriters to:

CIBC World Markets Inc.
Brookfield Place, 7th Floor
161 Bay Street
Toronto, Ontario M5J 2S8

	Attention:	Mr. David H. Williams
	Telecopy:	(416) 956-6334
	Email:	david.h.williams@cibc.ca

TD Securities Inc.
TD Tower
66 Wellington Street West, 9th Floor
Toronto, Ontario M5K 1A2

	Attention:	Mr. John Kroeker
	Telecopy:	(416) 983-3176
	Email:	john.kroeker@tdsecurities.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

	Attention:	Mr. Norman F. Findlay
	Telecopy:	(416) 863-1716
	Email:	findlayn@bennettjones.com

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy or email, and shall be deemed to have been received, if given by telecopy or email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE XVI

SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Purchased Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.

ARTICLE XVII

ACCEPTANCE

17.1	If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this agreement to CIBC and TD Securities.

17.2	All of the terms and conditions contained in this agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Time of Closing will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Time of Closing. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in Article 10 hereof and the payment of expenses referred to in Article 12 hereof.

ARTICLE XVIII

NO ADVISORY OR FIDUCIARY RELATIONSHIP

18.1	The Corporation hereby acknowledges that (a) the purchase and sale of the Purchased Securities pursuant to this agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (b) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (c) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

18.2	Each of CIBC, TD Securities, National Bank Financial Inc. and Scotia Capital Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each of such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

ARTICLE XIX

GENERAL

19.1	If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

19.2	This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

19.3	Time shall be of the essence of this agreement.

19.4	This agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the letter agreement (the “Bought Deal Letter”) dated February 24, 2014 between the Corporation and CIBC on behalf of the Underwriters, and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

19.5	This agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format (“pdf”) and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

[remainder of page intentionally left blank]

Yours very truly,

CIBC WORLD MARKETS INC.

By:	“David Williams”
David Williams, Managing Director and Head of Power & Utilities

TD SECURITIES INC.

By:	“John Kroeker”
John Kroeker, Managing Director

BMO NESBITT BURNS INC.

By:	“Greg Petit”
Greg Petit, Director

DESJARDINS SECURITIES INC.

By:	“Francois Carrier”
Francois Carrier, Managing Director

NATIONAL BANK FINANCIAL INC.

By:	“Iain Watson”
Iain Watson, Managing Director

RBC DOMINION SECURITIES INC.

By:	“Kyle Walker”
Kyle Walker, Director

SCOTIA CAPITAL INC.

By:	“Thomas I. Kurfurst”
Thomas I. Kurfurst, Managing Director

CANACCORD GENUITY CORP.

By:	“Alan Polak”
Alan Polak, Managing Director

CORMARK SECURITIES INC.

By:	“James E. Kofman”
James E. Kofman, Vice Chairman

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.

DATED as of the 25th day of February, 2014.

ALGONQUIN POWER & UTILITIES CORP.

By:	“Ian Robertson”
Chief Executive Officer

By:	“Chris Jarratt”
Vice Chair

SCHEDULE “A”

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES D

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin Power” or the “Company”).

Issue:	Treasury offering of Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”).

Amount:	$100,000,000 (4,000,000 Series D Preferred Shares).

Issue Price:	$25.00 per Series D Preferred Share.

Initial Dividend Rate:	5.00% per annum, payable quarterly for the Initial Fixed Rate Period (as defined below).

Dividends:	Initial Fixed Rate Period:

•    Fixed, cumulative, preferential cash dividends payable quarterly on the last business day of each of March, June, September and December at an annual rate of $1.25 per Series D Preferred Share, for the initial period ending on March 31, 2019 (the “Initial Fixed Rate Period”). The first of such dividends, if declared, shall be payable on June 30, 2014, and shall be $0.4007 per Series D Preferred Share, based on the anticipated closing of the Issue on March 5, 2014.

Subsequent Fixed Rate Periods:

•    For every five-year period after the Initial Fixed Rate Period (a “Subsequent Fixed Rate Period”), Algonquin Power will determine on the 30th day prior to the first day of the Subsequent Fixed Rate Period, the annual fixed dividend rate applicable to that Subsequent Fixed Rate Period (the “Annual Fixed Dividend Rate”).

• Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•    The Annual Fixed Dividend Rate will be equal to the rate of interest of the 5- Year Government of Canada Bond Yield (“GCAN5YR”) plus 3.28% as quoted on Bloomberg (see quote for “GCAN5YR <INDEX>”) or comparable sources at 10:00 a.m. (Toronto time) on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•    Fixed, cumulative, preferential cash dividends as and when declared, payable quarterly on the last business day of each of March, June, September and December based on the Annual Fixed Dividend Rate.

Conversion:	Election to Convert:

•    On March 31, 2019, and on March 31 every five years thereafter (each a “Series D Conversion Date”), the holders of Series D Preferred Shares will have the right to elect to convert (subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem the Series D Preferred Shares) any or all of their Series D Preferred Shares into an equal number of Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”). Should any such March 31 not be a business day, the Series D Conversion Date will be the next succeeding business day.

Series D Election Notice:

•     Holders of Series D Preferred Shares who elect to convert their Series D Preferred Shares into Series E Preferred Shares on the Series D Conversion Date are required to provide Algonquin Power with written notice (a “Series D Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series D Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

Automatic Series D Conversion:

•     If Algonquin Power determines that after giving effect to any Series D Election Notices together with Series E Election Notices (as described below) received by Algonquin Power during the time fixed therefor there would be less than 1,000,000 Series D Preferred Shares issued and outstanding on the applicable Series D Conversion Date, then all of the issued and outstanding Series D Preferred Shares will automatically be converted on such Series D Conversion Date into an equal number of Series E Preferred Shares (“Automatic Series D Conversion”).

•     Additionally, if Algonquin Power determines that, after giving effect to any such conversion, there would be outstanding on such Series D Conversion Date less than 1,000,000 Series E Preferred Shares, then no Series D Preferred Shares will be converted into Series E Preferred Shares.

Notice of Series D Conversion Date and next Annual Fixed Dividend Rate:

• Notice of a Series D Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series D Conversion Date.

• Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to each Series D Conversion Date.

Not electing to convert and continuing to hold Series D Preferred Shares:

•     If Algonquin Power does not receive a Series D Election Notice from a holder of Series D Preferred Shares during the time fixed therefor, then the Series D Preferred Shares of that holder shall not be converted (except in the case of an Automatic Conversion).

Redemption:	The Series D Preferred Shares will not be redeemable prior to March 31, 2019. On March 31, 2019, and on March 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series D Preferred Shares upon payment in cash for each Series D Preferred Share so redeemed of an amount equal to $25.00 per Series D Preferred Share together with all accrued and unpaid dividends to the date fixed for redemption. Should any such March 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:	Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series D Preferred Shares at any price by tender to all holders of Series D Preferred Shares or through the facilities of any stock exchange on which the Series D Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series D Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series D Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:	In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series D Preferred Shares will be entitled to payment of an amount equal to $25.00 per Series D Preferred Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series D Preferred Shares. The holders of the Series D Preferred Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:	The Series D Preferred Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series D Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series D Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series D Preferred Share held.

Priority:	The Series D Preferred Shares rank on a parity with any other series of Preferred Shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

Form of Offering:	Public offering in all provinces of Canada by way of supplement to an existing short form base shelf prospectus dated February 18, 2014. A copy of the short form base shelf prospectus and supplement will be available on www.sedar.com.

Tax on Series D Preferred Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series D Preferred Shares.

Ratings:	S&P: P-3(High); DBRS: Pfd-3 (Low).

Use of Proceeds:	The net proceeds of the offering will be used to partially finance certain of the Company’s previously disclosed growth opportunities, reduce amounts outstanding on the Company’s credit facilities and for general corporate purposes.

Eligibility:	Eligible for the usual Canadian statutes and for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

Listing:	Application will be made to list the Series D Preferred Shares on the Toronto Stock Exchange.

Form of Underwriting:	Bought, subject to an underwriting agreement containing “disaster out”, “regulatory out”, “rating change out”, and “material adverse change out” clauses running to Closing.

Underwriters:	A syndicate led by CIBC and TD Securities Inc.

Commission:	1.00% on sales to exempt institutions; 3.00% on all other sales.

Closing:	On or about March 5, 2014.

CUMULATIVE FLOATING RATE PREFERRED SHARES, SERIES E

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin Power”).

Issue:	Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”).

Dividends:	Quarterly Dividend Payments:

•    Cumulative preferential cash dividends payable quarterly on the last business day of each of March, June, September and December (the “Quarterly Dividend Payment Date”) at the Floating Quarterly Dividend Rate (as defined below).

Floating Quarterly Dividend Rate:

•    The Floating Quarterly Dividend Rate for a quarter will be equal to the 90-day Canadian Treasury Bill Rate (“T-Bill Rate”) plus 3.28%, on an actual/365 day count basis. The T-Bill Rate will be calculated using the 3-month average results, as reported by the Bank of Canada, for the most recent auction preceding the date on which the Floating Quarterly Dividend Rate for such quarter is determined. Auction results are posted on Reuters page BOCBILL.

• The Floating Quarterly Dividend Rate for such quarter will be determined by Algonquin Power 30 days prior to the first day of the quarter by Algonquin Power.

Conversion:	Election to Convert Series E Preferred Shares:

•    Subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem Series E Preferred Shares, on March 31, 2024, and on March 31 every five years thereafter (each a “Series E Conversion Date”), the holders of Series E Preferred Shares shall have the right to elect to convert any or all of their Series E Preferred Shares into an equal number of Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”). Should any such March 31 not be a business day, the Series E Conversion Date in that year will be the next succeeding business day.

Series E Election Notice:

•    Holders of Series E Preferred Shares who elect to convert their Series E Preferred Shares into Series D Preferred Shares on the Series E Conversion Date are required to provide Algonquin Power with written notice (a “Series E Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series E Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

Automatic Series E Conversion:

•    If Algonquin Power determines that after giving effect to any Series E Election Notices together with any Series D Election Notices received by Algonquin Power during the time fixed therefor, there would be less than 1,000,000 Series E Preferred Shares issued and outstanding on the applicable Series E Conversion Date, then all of the issued and outstanding Series E Preferred Shares will automatically be converted on such Series E Conversion Date into an equal number of Series D Preferred Shares (“Automatic Series E Conversion”).

•    Additionally, if Algonquin Power determines that, after giving effect to any conversion, there would be outstanding on such Series E Conversion Date less than 1,000,000 Series D Preferred Shares, then no Series E Preferred Shares will be converted into Series D Preferred Shares.

Notice of Series E Conversion Date and next Annual Fixed Dividend Rate:

• Notice of a Series E Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series E Conversion Date.

•    Notice of the annual fixed dividend rate on the Series D Preferred Shares (the “Annual Fixed Dividend Rate”) for the upcoming five year period, after the initial period ending on March 31, 2019, (a “Subsequent Fixed Rate Rest Period”) will be provided by Algonquin Power on the 30th day prior to each Series E Conversion Date.

Not electing to convert and continuing to hold Series E Preferred Shares:

•    If Algonquin Power does not receive an Election Notice from a holder of Series E Preferred Shares during the time fixed therefor, then the Series E Preferred Shares of that holder shall be deemed not to have been converted (except in the case of an Automatic Series E Conversion).

Redemption:	On March 31, 2024, and on March 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series E Preferred Shares upon payment in cash for each Series E Preferred Share so redeemed of an amount equal to $25.00 per Series E Preferred Share together with all accrued and unpaid dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. On any other date after March 31, 2019 that is not a Series E Conversion Date, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any part of the then outstanding Series E Preferred Shares upon payment in cash for each Series E Preferred Share so redeemed of an amount equal to $25.50 per Series E Preferred Share together with all accrued and unpaid dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. Should any such March 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:	Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series E Preferred Shares at any price by tender to all holders of Series E Preferred Shares or through the facilities of any stock exchange on which the Series E Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series E Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series E Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:	In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series E Preferred Shares will be entitled to payment of an amount equal to $25.00 per Series E Preferred Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series E Preferred Shares. The holders of the Series E Preferred Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:	The Series E Preferred Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series E Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series E Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series E Preferred Share held.

Priority:	The Series E Preferred Shares rank on a parity with any other series of Preferred Shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

Tax on Series E Preferred Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series E Preferred Shares.

Eligibility:	Eligible for the usual Canadian statutes and for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

Listing:	An application will be made to list the Series E Preferred Shares on the Toronto Stock Exchange.

SCHEDULE “B”

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. (the “Indemnitor”) hereby agrees to indemnify and save harmless CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Cormark Securities Inc. and/or any of their subsidiaries or affiliated companies (hereinafter referred to as the “Underwriters”) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement relating solely to any of the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) contained in the attached letter of agreement (the “Agreement”), the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)	any omission or alleged omission to state in the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any fact (except facts relating solely to any of the Underwriters), whether material or not, regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Prospectus, including any Documents

Incorporated by Reference or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Securities in any of the Qualifying Jurisdictions (as such term is defined in the Agreement);

(iv)	the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Underwriter, if (i) a court of competent jurisdiction in a final judgment in which such Underwriter is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Underwriter (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectus, any Supplementary Material, including any Documents Incorporated by Reference, or any Prospectus Amendments contained no misrepresentation shall constitute “recklessness”, “gross negligence” or “willful misconduct” for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Purchased Securities to such person, and (y) if the Prospectus (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter shall reimburse any funds advanced by the Corporation to the Underwriter pursuant to the indemnification contained in this Schedule “B” in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is materially prejudiced by that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule “B” is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Purchased Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B” which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule “B”)) received by the Corporation from the issue and sale of the Purchased Securities bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B” which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B”. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 2(a) of this Schedule “B”, and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under the Agreement.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule “B” shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule “B”, the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates’ directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule “B” with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this Section 2 are several in proportion to the percentages set forth opposite their names in Section 24 of the Agreement and not joint.

3.	Severability

If any provision of Section 1 or 2 of this Schedule “B” is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

SCHEDULE “C”

OPINION MATTERS

1.	the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this agreement;

2.	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Prospectus and the filing thereof with the Securities Commissions;

3.	the form and terms of the definitive certificates representing the Series D Shares and the Series E Shares have been approved by the directors of the Corporation and comply in all material respects with the Canada Business Corporations Act and the rules and by-laws of the Exchange;

4.	upon payment of the purchase price the Series D Shares will be duly and validly issued as fully paid and non-assessable Series D Shares of the Corporation;

5.	the Series E Shares issuable upon conversion of the Purchased Securities will, upon conversion of the Purchased Securities in accordance with the terms thereof, be validly issued as fully paid and non-assessable shares of the Corporation;

6.	the Series D Shares issuable upon conversion of the Series E Shares will, upon conversion of the Series E Shares in accordance with the terms thereof, be validly issued as fully paid and non-assessable shares of the Corporation;

7.	each of Algonquin Holdco Inc. and Algonquin Power Fund (Canada) Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets;

8.	this agreement has been executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, as applicable, enforceable against the Corporation, in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

9.

the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series (including the Series D

Shares and Series E Shares) of which, 206,856,270 Common Shares, 4,800,000 Series A Shares, and 100 Series C Shares are validly issued and outstanding as fully paid and non-assessable as of February 24, 2014;

10.	each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(a)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business;

11.	the summary in the Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” is a summary of the principal Canadian federal income tax considerations generally applicable under the provisions of the Tax Act to a holder referred to therein, subject to specific limitations, qualifications, assumptions and understandings stated or referred to therein;

12.	the Purchased Securities and the Series E Shares issuable on conversion of Purchased Securities, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account;

13.	all necessary action has been taken by the Corporation to authorize the execution and delivery by it of this agreement and the performance of its obligations hereunder (including the creation, issuance and sale of the Purchased Securities and the creation and issuance of the Series E Shares (upon the conversion of the Purchased Securities)), and this agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, with the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

14.	the attributes and characteristics of the Purchased Securities and the Series E Shares conform in all material respects with the statements relating thereto contained in the Prospectus;

15.	no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Purchased Securities or the issuance of the Series E Shares, other than (i) as required under Applicable Securities Laws, and (ii) the approval of the Exchange to the listing of the Purchased Securities and the Series E Shares;

16.	the Transfer Agent, at is principal offices in the City of Toronto, has been duly appointed as transfer agent and registrar for the Series D Shares and the Series E Shares;

17.	all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions to qualify the issuance and sale of the Purchased Securities to the public in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

18.	the issuance and delivery by the Corporation of Series E Shares upon the conversion of the Purchased Securities in accordance with the terms thereof will be exempt from the prospectus requirements of Applicable Securities Laws and no document will be required to be filed, proceeding taken, or approval or permit, consent or authorization obtained by the Corporation under Applicable Securities Laws to permit such issuance and delivery;

19.	the issuance and delivery by the Corporation of Series D Shares upon the conversion of Series E Shares in accordance with the terms thereof will be exempt from the prospectus requirements of Applicable Securities Laws and no document will be required to be filed, proceeding taken, or approval, permit, consent or authorization obtained by the Corporation under Applicable Securities Laws to permit such issuance and delivery by the Corporation;

20.	the (i) first trade in the Series E Shares acquired upon the conversion of the Series D Shares and (ii) first trade in the Purchased Securities acquired upon the conversion of Series E Shares, in each of the Qualifying Jurisdictions will not be subject to the prospectus requirements of Applicable Securities Laws and no filing proceeding, approval, consent or authorization under Applicable Securities Laws will be required to permit any such trade in the Qualifying Jurisdictions made through a registrant properly registered under Applicable Securities Laws who has complied with the requirements thereof, provided that (a) the trade is not a “control distribution” as such term is defined in National Instrument 45-102 –Resale of Securities of the Canadian Securities Administrators, (b) the Corporation is a reporting issuer or the equivalent at the time of the trade under Applicable Securities Laws applicable to such trade and (c) such trade is not a transaction or series of transactions involving the purchase and sale or repurchase and sale in the course of or incidental to a “distribution” as such terms are defined in Applicable Securities Laws;

21.	the Purchased Securities and Series E Shares will be listed and posted for trading on the Exchange subject only to the satisfaction of the Exchange’s requirements set out in its listing approval letter; and

22.	the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Purchased Securities at the Time of Closing and the issuance and delivery of the Series E Shares upon conversion of the Purchased Securities and the issuance of the Series D Shares upon the conversion of the Series E Shares do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; or

(b)	any federal laws of Canada or the Province of Ontario.

In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Bennett Jones LLP, acting reasonably, as to the qualification for distribution of the Purchased Securities and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.